Exhibit 99.1



For More Information Contact:

MEDIA CONTACTS:
Biogen Idec                               Elan
Amy Brockelman                            Davia B. Temin
Ph: 617 914 6524                          Ph: 212 407 5740
                                          Elizabeth Headon
                                          353-1-498-0300
INVESTOR CONTACTS:
Biogen Idec                               Elan
Elizabeth Woo                             Emer Reynolds
Ph: 617 679 2812                          Ph: 353 1 709 4000
                                          Chris Burns
                                          800 252 3526


           BIOGEN IDEC AND ELAN ANNOUNCE TYSABRI(R) SAFETY EVALUATION
                                     UPDATE

Cambridge, MA and Dublin, Ireland - August 9, 2005 - Biogen Idec (NASDAQ: BIIB) and Elan Corporation, plc (NYSE: ELN) announced today that findings from their safety evaluation of TYSABRI(R) (natalizumab) in patients with multiple sclerosis (MS) resulted in no new confirmed cases of progressive multifocal leukoencephalopathy (PML). The companies have previously reported three confirmed cases of PML, two of which were fatal. The ongoing safety evaluation in Crohn's disease and rheumatoid arthritis is on track to be completed by the end of the summer. The companies anticipate making submissions to regulatory authorities in early fall of 2005. The companies are taking preliminary steps to restart clinical trials in MS.

More than 2,000 MS patients from clinical trials were eligible for the safety evaluation. To date, 91% of these MS patients participated in the safety evaluation. The remaining 9% of patients did not participate in the safety review. A total of 99% of patients participating in the evaluation visited their treating physician and had a neurological exam. In addition, 98% of participants had an MRI exam. The safety evaluation also included the review of any reports of potential PML in patients receiving TYSABRI in the commercial setting.

"Our ongoing TYSABRI safety evaluation is a rigorous medical and scientific undertaking that has been led by some of the world's leading experts in neurology and neuroradiology," said Whaijen Soo, MD, PhD, senior vice president, Medical Research, Biogen Idec. "Given the high unmet medical need in MS and the therapeutic benefit we have seen with TYSABRI, we are encouraged by these safety findings."

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Page 2     Biogen Idec and Elan Announce TYSABRI(R) Safety Evaluation Update


"The findings announced today are an important milestone in understanding the appropriate benefit-risk profile for TYSABRI. Patient safety remains our top priority. We are committed to finalizing the safety evaluation for Crohn's disease and rheumatoid arthritis, which is progressing well and on track to be completed by the end of the summer. We look forward to working with regulatory authorities to determine the path forward for TYSABRI," said Lars Ekman, MD, PhD, executive vice president and president, Research and Development, Elan.

On February 28, 2005, Biogen Idec and Elan announced that they voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials based on reports of PML, a rare and potentially fatal, demyelinating disease of the central nervous system. Biogen Idec and Elan's comprehensive safety evaluation concerning TYSABRI and any possible link to PML is ongoing. The results of this safety evaluation will be discussed with regulatory agencies to determine the appropriate path forward for TYSABRI.

Biogen Idec and Elan will host a webcast for the media and investment community at 8:30 a.m. EST today to discuss the TYSABRI safety evaluation update. This webcast can be accessed through the investor relations' sections of the companies' websites.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com

Safe Harbor/ Forward Looking Statements
This press release contains forward-looking statements regarding the potential, regulatory path forward, re-start of MS clinical trials and safety evaluation of TYSABRI. The potential, regulatory path forward and re-start of clinical trials for TYSABRI are subject to a number of risks and uncertainties. Factors which could cause actual results to differ materially from the companies current expectations include the risk that concerns may arise from additional data or analysis, including the ongoing safety evaluation, or that the companies may encounter other unexpected delays or hurdles. There is also no assurance that the companies will be able to gain

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Page 3     Biogen Idec and Elan Announce TYSABRI(R) Safety Evaluation Update


sufficient information to fully understand the risks associated with TYSABRI or that the companies will be able to resume marketing and sales of TYSABRI. The completion of the safety evaluation is subject to a number of risks and uncertainties, including the difficulty of analyzing complex data and results and unanticipated logistical hurdles. Drug development and commercialization involves a high degree of risk. For more detailed information on the risks and uncertainties associated with the companies' drug development and other activities, see the periodic reports that Biogen Idec and Elan have filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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